SHAREHOLDERS OF EXCEED COMPANY LTD.

Approve all BOARD Proposals at

2012 Annual General Meeting

Fujian, China — July 6, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear companies in China, today announced that its Annual General Meeting of Shareholders (the “AGM”) was held as planned on July 5, 2012, at which the following items were voted upon and duly approved by the Company's shareholders:

1.	To ratify the selection of Crowe Horwath (HK) CPA Limited as independent auditors; and

2.	To adopt the audited financial statements and the report of independent registered public accounting firm, and their inclusion thereof in the annual report on Form 20-F.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

For further information, please contact:

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com